

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

February 22, 2007

Ms. Catherine A. Spackman
Treasurer, Central Fund of Canada, Ltd.
Hallmark Estates #805
1323 – 15th Avenue S.W.
Calgary, Alberta T3C 0X8, Canada

**Re: Central Fund of Canada Ltd.
Form 40-F for the fiscal year ended October 31, 2006
File No. 1-9038**

Dear Ms. Spackman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Disclosure Controls and Procedures

1. We read that your Chief Executive Officer and Treasurer have concluded that your disclosure controls and procedures as of October 31, 2006 were effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Please confirm to us that your Chief Executive Officer and Treasurer *also* concluded that your disclosure controls and procedures as of October 31, 2006 were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and your Treasurer, to allow timely decisions regarding required disclosure. In future filings, please revise your disclosure to either provide the entire definition of disclosure controls and procedures under Exchange Act Rule 13a-15(e), or to state that your disclosure controls and procedures were effective without providing any part of the definition.

Exhibit 99.3 – Annual Financial Statements
Auditors' Report to the Shareholders, page 13

2. We read in the second paragraph of this audit opinion that your financial statements were audited in accordance with Canadian generally accepted auditing standards, or Canadian GAAS. This appears inconsistent with the final paragraph of the auditors' report on internal control over financial reporting on page 14, which states that your financial statements were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. Please tell us whether your financial statements were audited in accordance with Canadian GAAS, the standards of the PCAOB, or both. If your financial statements were not audited in accordance with the standards of the PCAOB, please tell us how your auditors met the requirement of the PCAOB's Auditing Standard 2 to integrate the audits of the financial statements and internal control over financial reporting. If your financial statements were audited in accordance with the standards of the PCAOB, please amend your audit opinion to reflect this. We will not object if the audit opinion states that your financial statements were audited in accordance with both the standards of the PCAOB and Canadian GAAS, if this is true.

Report of Independent Registered Public Accounting Firm, page 14

3. Please help us to understand why the auditors' report on internal control over financial reporting is dated several days after the auditors' report on your financial statements. Refer to paragraph 171 of the PCAOB's Auditing Standard 2. Please amend your filing to revise these reports to conform the date, or tell us why this is not appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief